SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)


                             TranSwitch Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    894065101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  Herbert Chen
                         650 Madison Avenue, 17th Floor
                            New York, New York 10022
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 30, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

CUSIP No.   894065101
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Herbert Chen

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     3,840,452 (1)

8.   SHARED VOTING POWER

     15,996,539

9.   SOLE DISPOSITIVE POWER

     3,840,452 (1)

10.  SHARED DISPOSITIVE POWER

     15,996,539

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     19,836,991

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.9%

14.  TYPE OF REPORTING PERSON

     IN

----------
(1) This includes 78,030 shares owned by Herbert Chen's wife and 600 shares owned by his minor daughter.

CUSIP No.   894065101
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     John Lattanzio

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     15,025,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     15,025,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     19,836,991

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.9%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No.   894065101
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Lattanzio Chen Management, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     15,025,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     15,025,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     19,836,991

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.9%

14.  TYPE OF REPORTING PERSON

     OO

CUSIP No.   894065101
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Lattanzio Chen Partners, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     9,500,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     9,500,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     19,836,991

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.9%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No.   894065101
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Lattanzio Chen Offshore, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     4,275,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     4,275,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     19,836,991

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.9%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP No.   894065101
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Chen Capital Partners, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     971,539

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     971,539

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     19,836,991

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.9%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No.   894065101
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Permal LatCh Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,250,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,250,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     19,836,991

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.9%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP No.   894065101
            ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     The name of the issuer is TranSwitch Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer's offices is Three Enterprise Drive, Shelton, Connecticut 06484. This schedule relates to the Issuer's Common Stock, $.001 par value (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a) This Schedule 13D is being filed by Herbert Chen, John Lattanzio, Lattanzio Chen Management, LLC, Lattanzio Chen Partners, L.P., Lattanzio Chen Offshore, Ltd., Chen Capital Partners, L.P. and Permal LatCh Ltd. (collectively, the "Reporting Persons").

     (b) The main business address of each of the Reporting Persons other than Permal LatCh Ltd. is 650 Madison Avenue, 17th Floor, New York, New York 10022. The main business address of Permal LatCh Ltd. is c/o HWR Services Limited, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

     (c) Lattanzio Chen Management, LLC provides investment management services to private investment vehicles, including Lattanzio Chen Partners, L.P., Lattanzio Chen Offshore, Ltd. and Permal LatCh Ltd. Mr. Chen serves as the General Partner of Chen Capital Partners, L.P. The principal occupation of Mr. Chen and Mr. Lattanzio is investment management, and each serve as managing members of Lattanzio Chen Management, LLC.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Mr. Chen is a United States citizen. Mr. Lattanzio is a United States citizen. Lattanzio Chen Partners, LP is a Delaware limited partnership. Lattanzio Chen Management, LLC is a Delaware limited liability company. Lattanzio Chen Offshore, Ltd. is a Cayman Islands exempted company. Chen Capital Partners, L.P. is a Delaware limited partnership. Permal LatCh Ltd. is an International Business Company formed under the laws of the British Virgin Islands

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     The source of funds used to purchase the securities reported herein was working capital of the Reporting Persons and the Partnership. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes by the Reporting Persons. Certain of the Shares held by Mr. Chen are held on behalf of the his personal trading account, his personal IRA account and the personal accounts of his wife and minor daughter. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

     In an effort to protect the investments made on Mr. Chen's own behalf, on behalf of the other Reporting Persons, the Reporting Persons have been and may continue to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to improve shareholder value.

     On January 30, 2007, Mr. Chen sent a letter to the Issuer's Chairman, Mr. Alfred Boschulte, expressing Mr. Chen's dissatisfaction with the Issuer's performance, making recommendations to improve shareholder value and requesting a reconstitution of the Issuer's Board of Directors.

     The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

     The Reporting Persons may also be involved in and may plan for their involvement in:

     (1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

     (2) an extraordinary corporate transactions, such as a merger, reorganization or liquidation, involving the Issuer;

     (3)  a sale or transfer of a material amount of assets of the Issuer;

     (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (5) any material change in the present capitalization or dividend policy of the Issuer;

     (6) any other material change in the Issuer's business or corporate structure;

     (7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

     (10) any action similar to those enumerated above.

     Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a) As of the date hereof, Mr. Chen may be deemed to be the beneficial owner of 19,836,991 Shares, or 14.9% of the shares of the Issuer, based upon the 133,239,414 shares outstanding as of April 30, 2008 as reported on the issuer's 10-Q for the fiscal quarter ended March 31, 2008 as filed on May 9, 2008.

     As of the date hereof, Mr. Lattanzio may be deemed to be the beneficial owner of 19,836,991 Shares, or 14.9% of the shares of the Issuer, based upon the 133,239,414 shares outstanding as of April 30, 2008 as reported on the issuer's 10-Q for the fiscal quarter ended March 31, 2008 as filed on May 9, 2008.

     As of the date hereof, Lattanzio Chen Management, LLC may be deemed to be the beneficial owner of 19,836,991 Shares, or 14.9% of the shares of the Issuer, based upon the 133,239,414 shares outstanding as of April 30, 2008 as reported on the issuer's 10-Q for the fiscal quarter ended March 31, 2008 as filed on May 9, 2008.

     As of the date hereof, Lattanzio Chen Partners, L.P. may be deemed to be the beneficial owner of 19,836,991 Shares, or 14.9% of the shares of the Issuer, based upon the 133,239,414 shares outstanding as of April 30, 2008 as reported on the issuer's 10-Q for the fiscal quarter ended March 31, 2008 as filed on May 9, 2008.

     As of the date hereof, Lattanzio Chen Offshore, Ltd. may be deemed to be the beneficial owner of 19,836,991 Shares, or 14.9% of the shares of the Issuer, based upon the 133,239,414 shares outstanding as of April 30, 2008 as reported on the issuer's 10-Q for the fiscal quarter ended March 31, 2008 as filed on May 9, 2008.

     As of the date hereof, Chen Capital Partners, L.P. may be deemed to be the beneficial owner of 19,836,991 Shares, or 14.9% of the shares of the Issuer, based upon the 133,239,414 shares outstanding as of April 30, 2008 as reported on the issuer's 10-Q for the fiscal quarter ended March 31, 2008 as filed on May 9, 2008.

     As of the date hereof, Permal Latch Ltd. may be deemed to be the beneficial owner of 19,836,991 Shares, or 14.9% of the shares of the Issuer, based upon the 133,239,414 shares outstanding as of April 30, 2008 as reported on the issuer's 10-Q for the fiscal quarter ended March 31, 2008 as filed on May 9, 2008.

     (b) Mr. Chen has the sole power to vote or direct the vote of 3,840,452 shares of Common Stock; has the shared power to vote or direct the vote of 15,996,539 shares of Common Stock; has sole power to dispose or direct the disposition of 3,840,452 shares of Common Stock; and has shared power to dispose or direct the disposition of 15,996,539 shares of Common Stock. The 3,840,452 shares over which Mr. Chen has sole power to vote, direct the vote, dispose or direct the disposition of are held separately by the Partnership and Mr. Chen's personal trading account and IRA account. These amounts also include 78,030 shares owned by Herbert Chen's wife and 600 shares owned by his minor daughter.

     Mr. Lattanzio has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 15,025,000 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 15,025,000 shares of Common Stock.

     Lattanzio Chen Management, LLC has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 15,025,000 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 15,025,000 shares of Common Stock.

     Lattanzio Chen Partners, L.P. has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 9,500,000 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 9,500,000 shares of Common Stock.

     Lattanzio Chen Offshore, Ltd. has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 4,275,000 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 4,275,000 shares of Common Stock.

     Chen Capital Partners, L.P. has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 971,539 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 971,539 shares of Common Stock.

     Permal Latch Ltd. has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 1,250,000 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 1,250,000 shares of Common Stock.

     (c) No transactions in the Shares were effected within 60 days of the date of the event which requires this filing.

     (d) Not applicable.

     (e) Not applicable

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with another reporting person or any other person with respect to any securities of the Issuer.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement among the Reporting Persons.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 May 20, 2008
                                        ------------------------------
                                                 (Date)

                                        /s/ Herbert Chen(1)
                                        ------------------------------
                                            Herbert Chen

                                        /s/ John Lattanzio(1)
                                        ------------------------------
                                            John Lattanzio

                                        Lattanzio Chen Management, LLC(1)

                                        By: /s/ Herbert Chen
                                            ------------------------------
                                                Herbert Chen
                                                Managing Member

                                        Lattanzio Chen Partners, L.P.(1)

                                        By: Lattanzio Chen GP, LLC
                                               General Partner

                                        By: /s/ Herbert Chen
                                            ------------------------------
                                                Herbert Chen
                                                Managing Member

                                        Lattanzio Chen Offshore, Ltd.(1)

                                        By: /s/ Herbert Chen
                                            ------------------------------
                                                Herbert Chen
                                                Director

                                        Chen Capital Partners, L.P.(1)

                                        By: /s/ Herbert Chen
                                            ------------------------------
                                                Herbert Chen
                                                General Partner

                                        Permal Latch Ltd. (1)

                                        By: Lattanzio Chen Management, LLC
                                            Investment Adviser

                                        By: /s/ Herbert Chen
                                            ------------------------------
                                                Herbert Chen
                                                Managing Member

----------
(1) Each of the Reporting Persons disclaims beneficial ownership except to the extent of his or its pecuniary interest therein.

          Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D, dated May 20, 2008 relating to the Common Stock, $0.001 par value, of TranSwitch Corporation shall be filed on behalf of the undersigned.

                                                 May 20, 2008
                                        ------------------------------
                                                 (Date)

                                        /s/ Herbert Chen
                                        ------------------------------
                                            Herbert Chen

                                        /s/ John Lattanzio
                                        ------------------------------
                                            John Lattanzio

                                        Lattanzio Chen Management, LLC

                                        By: /s/ Herbert Chen
                                            ------------------------------
                                                Herbert Chen
                                                Managing Member

                                        Lattanzio Chen Partners, LP

                                        By: Lattanzio Chen GP, LLC
                                            General Partner

                                        By: /s/ Herbert Chen
                                            ------------------------------
                                                Herbert Chen
                                                Managing Member

                                        Lattanzio Chen Offshore, Ltd.

                                        By: /s/ Herbert Chen
                                            ------------------------------
                                                Herbert Chen
                                                Director

                                        Chen Capital Partners, L.P.

                                        By: /s/ Herbert Chen
                                            ------------------------------
                                                Herbert Chen
                                                General Partner

                                        Permal Latch Ltd.

                                        By: Lattanzio Chen Management, LLC
                                            Investment Adviser

                                        By: /s/ Herbert Chen
                                            ------------------------------
                                                Herbert Chen
                                                Managing Member


SK 01127 0007 884690